P.E. 2/21/02

02017026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

RECEIVED FEB 22 2002

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

PROCESSED MAR 05 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date February 21, 2002

By
Name: Don Ariss
Title: Director, Financial Policy

HYDRO ONE INC.
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

HYDRO ONE INC.
MANAGEMENT'S REPORT

The accompanying Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) are the responsibility of management and have been prepared in accordance with accounting principles generally accepted in Canada, and conform with accounting principles generally accepted in the United States, except as disclosed in Note 25 to the Consolidated Financial Statements. Hydro One applies accounting principles appropriate to its circumstances. The significant accounting policies followed by the Company are described in the summary of significant accounting policies contained in Note 2 to the Consolidated Financial Statements. The preparation of financial statements necessarily involves the use of estimates based on management's judgement, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. The Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and in light of information available up to February 13, 2002.

Management maintains a system of internal controls designed to provide reasonable assurance that the assets are safeguarded and that reliable financial information is available on a timely basis. The system includes formal policies and procedures and an organizational structure that provides for appropriate delegation of authority and segregation of responsibilities. An internal audit function independently evaluates the effectiveness of these internal controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Hydro One Board of Directors.

The Consolidated Financial Statements have been examined by Ernst & Young LLP, independent external auditors appointed by the Hydro One Board of Directors. The external auditors' responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with generally accepted accounting principles. The Auditors' Report, which appears on page 3, outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit and Finance Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit and Finance Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Hydro One Inc.'s Management:

Eleanor Clitheroe — Ken Hartwick

Eleanor R. Clitheroe
President and Chief Executive Officer

Kenneth M. Hartwick
Chief Financial Officer & Senior Vice President Finance

HYDRO ONE INC.
AUDITORS' REPORT

To the Shareholder of Hydro One Inc.:

We have audited the Consolidated Balance Sheets of Hydro One Inc. (the Company) as at December 31, 2001 and December 31, 2000, and the Consolidated Statements of Operations, Retained Earnings and Cash Flows of the Company for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards for 2001 and 2000 and Canadian generally accepted auditing standards for 1999. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000, the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

As described in the Summary of Significant Accounting Policies – Environmental Costs, effective January 1, 2001, the Company changed its policy for estimated future expenditures to remediate past environmental contamination.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada

February 13, 2002

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Revenues			
Transmission *(Note 18)*	1,259	1,260	1,237
Distribution *(Note 18)*	2,158	1,703	1,793
Other	49	32	95
	3,466	2,995	3,125
Costs			
Operation, maintenance and administration *(Note 5)*	824	863	863
Purchased power *(Note 18)*	1,267	859	939
Depreciation and amortization *(Note 6)*	384	348	342
Transitional cost adjustment *(Note 7)*	-	-	55
Provincial debt guarantee fee *(Note 18)*	-	-	8
	2,475	2,070	2,207
Other income			
Gain on sale of investment *(Note 8)*	-	-	32
Income before financing charges and provision for payments in lieu of corporate income taxes	991	925	950
Financing charges *(Notes 9 and 18)*	350	340	381
Income before provision for payments in lieu of corporate income taxes	641	585	569
Provision for payments in lieu of corporate income taxes *(Notes 10 and 18)*	267	207	194
Net income	374	378	375
Basic and fully diluted earnings per common share *(Canadian dollars) (Note 17)*	3,562	3,182	-

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Retained earnings, January 1	241	265	-
Net income (from April 1, 1999)	374	378	265
Dividends	(258)	(402)	-
Retained earnings, December 31	357	241	265

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS

December 31 (Canadian dollars in millions)	**2001**	**2000**
Assets		
Current assets		
Accounts receivable (net of allowance for doubtful accounts - $12 million; 2000 - $10 million)	538	511
Materials and supplies	56	65
	594	576
Fixed assets *(Note 11)*		
Fixed assets in service	13,335	12,375
Less: accumulated depreciation	4,581	4,108
	8,754	8,267
Construction in progress	349	252
	9,103	8,519
Other long-term assets		
Deferred pension asset *(Note 13)*	847	452
Regulatory assets *(Note 12)*	519	352
Goodwill *(Note 4)*	133	6
Long-term accounts receivable and other assets	22	78
Deferred debt costs	13	14
	1,534	902
Total assets	11,231	9,997

See accompanying notes to Consolidated Financial Statements

HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS (continued)

December 31 (Canadian dollars in millions)	**2001**	**2000**
Liabilities		
Current liabilities		
Bank indebtedness	24	24
Accounts payable and accrued charges *(Note 18)*	691	357
Accrued interest	57	64
Short-term notes payable *(Note 14)*	410	130
Long-term debt payable within one year *(Note 14)*	443	474
	1,625	1,049
Long-term debt *(Note 14)*	4,079	3,972
Other long-term liabilities		
Regulatory liability *(Note 12)*	847	452
Employee future benefits other than pension *(Note 13)*	510	509
Environmental liabilities *(Note 16)*	158	-
Long-term accounts payable and accrued charges	18	15
	1,533	976
Total liabilities	7,237	5,997
Contingencies and commitments *(Notes 15, 20, 21 and 23)*		
Shareholder's equity *(Notes 3 and 17)*		
Preferred shares (authorized: unlimited; issued: 12,920,000)	323	323
Common shares (authorized: unlimited; issued: 100,000)	3,314	3,436
Retained earnings	357	241
Total shareholder's equity	3,994	4,000
Total liabilities and shareholder's equity	11,231	9,997

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Sir Graham Day
Chair of the Board of Directors

Eleanor R. Clitheroe
President and Chief Executive Officer

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Operating activities			
Net income	374	378	375
Adjustments for non-cash items:			
Depreciation and amortization (net of removal costs)	352	324	324
Transitional cost adjustment	-	-	55
Gain on sale of investment	-	-	(32)
	726	702	722
Changes in non-cash balances related to operations *(Note 19)*	188	23	118
Net cash generated from operations	914	725	840
Financing activities			
Debt for long-term financing:			
Issued	550	1,000	194
Retired	(474)	(1,399)	(362)
Debt for short-term financing	280	130	-
Deferred debt costs	1	(12)	(2)
Dividends paid	(258)	(398)	-
Net cash generated from (used in) financing activities	99	(679)	(170)
Investing activities			
Fixed assets	(566)	(446)	(529)
Acquisitions of municipal electricity utilities	(475)	(23)	-
Proceeds on disposal of fixed assets and investments	-	-	245
Other assets	28	(69)	43
Net cash used in investing activities	(1,013)	(538)	(241)
Net change in cash and cash equivalents	-	(492)	429
Cash and cash equivalents, January 1	(24)	468	39
Cash and cash equivalents, December 31 *(Note 19)*	(24)	(24)	468

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. INCORPORATION AND COMMENCEMENT OF OPERATIONS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the *Business Corporations Act* (Ontario) and issued 10 common shares for nominal consideration, and is wholly-owned by the Province of Ontario (the Province). As part of the reorganization of Ontario Hydro under the *Electricity Act, 1998*, and the related restructuring of the electricity industry in Ontario, Hydro One acquired and assumed certain assets, liabilities, rights and obligations of the electricity transmission, distribution and energy services businesses of Ontario Hydro on April 1, 1999, and commenced operations on that date. In exchange, the Company issued debt and a promissory note, which was assumed by the Province in connection with the capitalization of the Company on March 31, 2000 (see Notes 3 and 17).

The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. These businesses are regulated by the Ontario Energy Board (OEB).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries: Hydro One Networks Inc., Hydro One Network Services Inc., Ontario Hydro Energy Inc. (Ontario Hydro Energy), Hydro One Remote Communities Inc., Hydro One Brampton Inc. (Hydro One Brampton), Hydro One Markets Inc., Hydro One Telecom Inc., Ontario Hydro Delivery Services Company Inc. and Ontario Hydro International Inc. (Ontario Hydro International). Effective January 1, 2002, Ontario Hydro International was wound-up.

Basis of Accounting

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and conform with accounting principles generally accepted in the United States (U.S. GAAP), except as disclosed in Note 25.

The results of operations and cash flows presented in these Consolidated Financial Statements for the 3 months prior to April 1, 1999, have been recorded in Hydro One's Consolidated Financial Statements on the same basis and in the same periods as originally recorded by Ontario Hydro. These results were determined through specific identification of revenues and expenses and also through an allocation of certain common financial statement accounts and items of Ontario Hydro.

Rate-setting

The *Ontario Energy Board Act, 1998* gave the OEB increased powers and responsibilities to regulate the electricity industry. These powers and responsibilities include the power to approve or fix rates for licensed transmitters and distributors of electricity, the power to provide continued rate protection for rural and remote electricity consumers, and the responsibility for ensuring that distribution companies fulfill obligations to connect and service customers. Prior to April 1, 1999, Ontario Hydro was governed by the *Power Corporation Act*, which provided it with broad powers to generate, supply and deliver electricity throughout Ontario.

The transitional rate orders issued by the OEB effective April 1, 1999, which approved the transmission and distribution revenue requirements for 1999 and 2000, were designed to permit these regulated businesses to recover their allowed costs and to earn a forecasted annual rate of return of 9.35% for 1999 on the average common equity deemed, for regulatory purposes, to be allocated to such businesses. For 2000, the OEB adjusted the rate of return to 9.88% to reflect higher forecasted interest rates for that year. Although Hydro One did not commence operations as a stand-alone enterprise separate from Ontario Hydro until April 1, 1999, the transitional rate orders formed the basis of revenue recognition for the 3 months ended March 31, 1999, consistent with a revenue allocation agreement among the successor corporations of Ontario Hydro.

Revenue allocation based on the transitional rate order will continue to apply to the transmission business until Open Access, which the Province announced will be May 1, 2002. Following Open Access, the unbundled transmission rates approved by the OEB on January 15, 2001 will be implemented. These rates are based on the revenue requirement approved by the OEB under the transitional rate order for the year 2000.

The transitional bundled distribution rate order for the distribution business was extended during 2001 and then superceded on May 31, 2001 by a rate order incorporating a change to the wholesale cost of power. Effective June 1, 2001, distribution revenues recovered a 0.7 cent per kWh increase in the wholesale cost of power. Effective October 1, 2001, the Company's cost of power for its traditional customers was further increased by 1.15 cents per kWh to be consistent with the rate paid by other large distribution companies. The October increase, with line losses, would have resulted in an increase of 13.1% in customer bills. In order to limit the impact of this increase on the average total bill for retail customers, the Company proposed to phase in the cost of power increase by seeking increases of 4.0% on October 1, 2001 and further increases of 2.8% on each of March 1, 2002 and March 1, 2003. The Company reserved the right to return to the OEB with a proposal in respect of the remainder. A rate mitigation plan to address the revenue shortfall has been put in place. On September 19, 2001, the OEB issued an interim approval of the first phased increase, effective October 1, 2001; and on January 11, 2002 an interim approval was issued for the second phased increase, effective March 1, 2002. The OEB's review of Hydro One's unbundled distribution rates for the period commencing with Open Access is underway.

The following regulatory treatments have resulted in accounting treatments differing from Canadian GAAP for enterprises operating in a non-rate-regulated environment:

I. Employee future benefits other than pension are recorded using the accrual method as required by Canadian GAAP. The OEB has allowed for the recovery of past service costs, which arose on the adoption of the accrual method, in the revenue requirement on a straight-line basis over a 10-year period. As a result, in 1999 Hydro One recorded a regulatory asset in the original amount of $419 million to reflect this regulatory treatment;

II. Expenses incurred to align systems and practices with the requirements of the future competitive electricity market in Ontario (Market Ready costs) have been deferred in accordance with the initial criteria set out in the OEB's *Electricity Distribution Rate Handbook* and the *Accounting Procedures Handbook for Electric Distribution Utilities*. In the absence of such regulation, these costs would have been expensed when incurred under Canadian GAAP. The Company has applied for interim recovery of a portion of the costs and will apply for recovery of the remaining costs once the guidelines and timetable for this process have been established by the OEB. The OEB has the discretion to examine and assess the extent and timing of recovery of these Market Ready costs;

III. Effective January 1, 2001, Hydro One began to provide for estimated future expenditures required to remediate past environmental contamination. Because such expenditures are recoverable through rates, the Company recorded a regulatory asset in the original amount of $190 million. With the exception of that portion of the regulated asset relating to certain distribution expenditures, this regulatory asset, including future interest accretion, is expected to be amortized over the period to 2020 on a basis substantially consistent with the pattern of actual expenditures. Under the terms of a rate mitigation plan submitted to the OEB by Hydro One, that portion of the regulatory asset related to distribution expenditures for 2001 and 2002 will be amortized to results of operations on a straight-line basis over the period 2003 to 2020, inclusive. The OEB has the discretion to examine and assess the extent and timing of recovery of these environmental costs;

IV. In accordance with the transitional rate orders approved by the OEB, pension costs are recorded in the results of operations when employer contributions are paid to the pension fund rather than on the accrual basis. As a result, a regulatory liability has been recorded in an amount equal to the deferred pension asset; and

V. The Company provides for payments in lieu of corporate income taxes relating to its regulated businesses using the taxes payable method as directed by the OEB.

Revenue Recognition and Allocation

Until Open Access, traditional electricity customers will continue to pay bundled rates for electricity. Revenues are being collected, pooled and allocated to the successor corporations of Ontario Hydro consistent with a revenue allocation agreement among such corporations.

The revenue requirement for the transmission business is collected through the revenue allocation agreement and is recognized in accordance with the terms of the agreement. The revenue requirement is based on the transitional rate orders issued by the OEB. Distribution revenues attributable to the sale and delivery of electricity represent actual, rather than allocated, revenues, and are recognized as power is delivered to customers. Because customer meters are not generally read on a monthly basis, it is necessary to estimate the monthly revenue for the period based on wholesale power purchases.

Distribution revenue also includes an amount relating to rate protection for rural residential and remote customers, which is collected through the revenue allocation agreement and recognized in accordance with the terms of the agreement. The current legislation provides rate protection for prescribed classes of rural residential and remote consumers by reducing the electricity rates that would otherwise apply.

Transmission, distribution and other segment revenues also include revenue related to sales of services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Corporate Income and Capital Taxes

Under the *Electricity Act, 1998*, Hydro One is required to make payments in lieu of corporate taxes to Ontario Electricity Financial Corporation (OEFC), commencing April 1, 1999. These payments are calculated in accordance with the rules for computing income and taxable capital and other relevant amounts contained in the *Income Tax Act* (Canada) and the *Corporations Tax Act* (Ontario) as modified by the *Electricity Act, 1998*, and related regulations.

The Company provides for payments in lieu of corporate income taxes relating to its regulated businesses using the taxes payable method as directed by the OEB. Under the taxes payable method, no provisions are made for future income taxes as a result of temporary differences between the tax basis of assets and liabilities and their carrying amounts for accounting purposes. When unrecorded future income taxes become payable, it is expected that they will be included in the rates approved by the OEB and recovered from the customers of Hydro One at that time.

Materials and Supplies

Materials and supplies represent spare parts and construction material held for internal construction and maintenance of fixed assets. These assets are carried at the lower of average cost and replacement cost.

Fixed Assets

Fixed assets are capitalized at cost, which comprises materials, labour, engineering costs, overheads, depreciation on service equipment and the approved allowance for funds used during construction applicable to capital construction activities within regulated businesses or interest applicable to capital construction activities within unregulated businesses.

Fixed assets in service consist of transmission, distribution, communication, and administration and service assets. Fixed assets also include future use assets such as land and capitalized development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, such as transformers, circuit breakers and switches.

Distribution

Distribution assets comprise assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include the fibre-optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, major computer systems, personal computers, transport and work equipment, tools, vehicles and minor fixed assets.

Construction in Progress

Financing costs are capitalized on fixed assets under construction within regulated businesses based on the allowance for funds used during construction and within unregulated businesses using an interest capitalization rate that approximates the average cost of all long-term funds borrowed. The regulated and unregulated rates were the same for the period 1999 to 2001 (2001 - 8.1%; 2000 - 8.0%; 1999 - 7.9%).

Impairment of Fixed Assets

In the event that facts and circumstances indicate that a fixed asset may be impaired, an evaluation of recoverability is performed. For purposes of such an evaluation, the estimated future undiscounted cash flows associated with the fixed asset are compared to the asset's carrying amount to determine if a write-down is required.

Depreciation

The capital costs of fixed assets are depreciated on a straight-line basis, except for transport and work equipment and personal computers, which are depreciated on a declining balance basis.

Depreciation rates for the various classes of assets are based on their estimated service lives. The average estimated service lives and service life ranges of fixed assets are:

	Estimated service lives (years)	
	Range	Average
Transmission	12 - 100	57
Distribution	15 - 55	41
Communication	7 - 40	22
Administration and service	5 - 50	42

In accordance with group depreciation practices, the original cost of normal fixed asset retirements is charged to accumulated depreciation, with no gain or loss reflected in results of operations. Gains and losses on sales of fixed assets and losses on premature retirements are charged to results of operations as adjustments to depreciation expense. Depreciation expense also includes the costs incurred to remove fixed assets.

The estimated service lives of fixed assets are subject to periodic review. Any changes arising from such a review are implemented on a remaining service life basis from the year the changes can first be reflected in rates.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, group life insurance, health care, workers' compensation and long-term disability.

In accordance with the OEB's transitional rate orders, pension costs are recorded when employer contributions are paid to the pension fund in accordance with the *Pension Benefits Act* (Ontario). As a result, a regulatory liability is recorded in an amount equal to the deferred pension asset. The deferred pension asset arises as a result of the cumulative difference between employer contributions and pension costs. Pension plan assets, consisting primarily of listed equity securities, and corporate and government debt securities, are valued using fair values. Actuarial valuations are conducted at least every three years.

Employee future benefits other than pension are recorded on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates. Past service costs from plan amendments and actuarial gains or losses are amortized on a straight-line basis over the expected average remaining service life of the employees covered.

Employee future benefit costs are attributed to labour and charged to operations or are capitalized as part of the cost of fixed assets.

Goodwill

Goodwill represents the cost of acquired municipal electricity utilities in excess of fair value of the net identifiable assets purchased.

Goodwill arising from acquisitions completed on or before June 30, 2001 is amortized on a straight-line basis over 20 years. Goodwill arising from acquisitions completed subsequent to June 30, 2001 is not amortized in accordance with the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, *Goodwill and Other Intangible Assets*. Effective January 1, 2002, the amortization of goodwill will cease.

The carrying value of goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. In the event goodwill may be impaired, an evaluation of recoverability is performed based on estimated future undiscounted cash flows, as well as other factors.

Deferred Debt Costs

Deferred debt costs include the unamortized amounts of debt discounts or premiums arising from the issuance of debt and other costs. Deferred debt costs are amortized over the period to maturity of the debt on an annuity basis.

Environmental Costs

Hydro One changed its accounting policy for estimated future expenditures to remediate past environmental contamination. Prior to January 1, 2001, Hydro One accounted for estimated future expenditures associated with the assessment and remediation of contaminated lands and for the phase-out and destruction of polychlorinated biphenyl (PCB) contaminated mineral oil from electrical equipment, on an as incurred basis. Effective January 1, 2001, Hydro One changed its accounting policy for these legacy obligations and recognized a liability for the net present value of these estimated future expenditures. As the Company anticipates that the related expenditures will continue to be recoverable in future rates, no charge was made to 2001 results of operations. Instead, a regulatory asset was recognized to reflect the future recovery of these costs from customers (see Notes 12 and 16). Hydro One reviews its estimates of future environmental expenditures on an ongoing basis.

Foreign Currency Translation

Current monetary assets and liabilities in foreign currencies are translated to Canadian currency at year-end rates of exchange and the resulting exchange gains or losses are credited or charged to results of operations.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the year. Actual results could differ from estimates, including changes as a result of future regulatory decisions.

3. REORGANIZATION OF ONTARIO HYDRO

On March 31, 2000, the Company issued to the Province 12,920,000 5.5% cumulative preferred shares and 99,990 common shares. As consideration, the Province assumed Hydro One's obligations including accrued interest from April 1, 1999 under a promissory note and, in connection with the assumption of the Company's obligations by the Province, OEFC released Hydro One, effective as of March 31, 2000, from its obligations under the promissory note.

The capitalized value of the Company as at April 1, 1999 was determined as follows:

(Canadian dollars in millions)	
Excess of assets over liabilities, March 31, 1999	2,516
Adjustments:	
Elimination of allocated long-term debt from Ontario Hydro	5,382
Elimination of allocated short-term notes from Ontario Hydro	533
Elimination of allocated accrued interest	143
Elimination of allocated deferred debt costs	(228)
Debt issued effective April 1, 1999	(4,845)
	985
Regulatory asset - employee future benefits other than pension	419
Adjustment to deferred pension asset	164
Regulatory liability – deferred pension	(386)
Other net adjustments	61
	3,759
Represented by:	
Shares to be issued (represented by promissory note)	3,759

The purchase of the transmission, distribution and energy services businesses from the related party, OEFC, was recorded at the exchange amount of $8.6 billion, which approximated the book values of the assets acquired and liabilities assumed on April 1, 1999, and, in the current regulatory environment, approximated their fair value.

The actual net amount of assets and liabilities acquired on April 1, 1999 was less than estimates by $122 million. This excess of equity and liabilities over assets was originally recorded as an account receivable. In December 2001, Hydro One and the Province reached an agreement to settle the $122 million account receivable as a post-closing adjustment through shareholder's equity. The adjustment to shareholder's equity has been applied as a reduction of common share equity.

4. ACQUISITIONS OF MUNICIPAL ELECTRICITY UTILITIES

During 2001, Hydro One acquired the outstanding shares or assets of 71 (2000 - 16) municipal electricity utilities for cash consideration of approximately $475 million (2000 - $23 million). Net identifiable assets acquired amounted to approximately $347 million (2000 - $17 million), representing assets of $416 million (2000 - $20 million) and liabilities of $69 million (2000 - $3 million). Based on the allocation of the purchase price, the transactions resulted in goodwill of $128 million (2000 - $6 million). These acquisitions were accounted for by the purchase method with the acquired companies' results of operations being included in the Consolidated Statement of Operations from the dates of acquisition.

Goodwill amortized during 2001 was $1 million (2000 - $nil). Goodwill recognized after June 30, 2001, which is not subject to amortization, was $93 million.

5. OPERATION, MAINTENANCE AND ADMINISTRATION

In November 1999, Hydro One approved a staff reduction program intended to reduce cost levels and recorded a provision in 1999 in the amount of $60 million. Costs in the amount of $53 million were charged to the provision in 2000 and $2 million was charged in 2001. In 2000, $5 million of the provision was reversed as a credit to the results of operations. In 1999, Hydro One also re-evaluated the need for some provisions previously recognized by Ontario Hydro and assumed by the Company on April 1, 1999. Remaining provisions of $36 million associated with an involuntary staff reduction program and surplus real estate were reversed as a credit to the results of operations in 1999.

6. DEPRECIATION AND AMORTIZATION

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Depreciation of fixed assets in service	302	280	270
Fixed asset removal costs	32	24	18
Amortization of regulatory and other assets	50	44	54
	384	348	342

7. TRANSITIONAL COST ADJUSTMENT

The transitional cost adjustment represents the difference between allowed costs specified in the OEB transitional rate orders, and costs incurred by Ontario Hydro during the first three months in 1999 that were allowed under the *Power Corporation Act.* Costs included in Hydro One's revenue requirement were higher due to payments in lieu of corporate taxes and an amount for amortization relating to the recovery of employee future benefits other than pension costs. These additional costs were partially offset by reduced financing charges resulting from lower debt balances that reflected the new capital structure of the Company and lower interest rates as well as the elimination of the provincial debt guarantee fee levied by the Province. The transitional cost adjustment was a non-recurring charge.

The following summarizes the components of the transitional cost adjustment for the three months ended March 31, 1999:

(Canadian dollars in millions)	**1999**
Depreciation and amortization	10
Payments in lieu of capital tax	6
Payments in lieu of corporate income taxes	87
Provincial debt guarantee fee	(8)
Financing charges	(40)
	55

8. ONTARIO HYDRO INTERNATIONAL INC.

On September 15, 1999, Hydro One's subsidiary, Ontario Hydro International, sold its 25% equity interest in Ontario Quinta A.V.V. (Ontario Quinta), resulting in a gain before income taxes of $32 million. At the time of the sale, Ontario Quinta held a 60% interest in Luz del Sur S.A.A., an electricity distribution company serving southern Lima, Peru, and a 64% interest in Tecsur S.A.A., a utility maintenance and construction company also operating in Peru.

9. FINANCING CHARGES

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Interest on short-term notes payable	7	2	-
Interest on long-term debt payable	369	377	411
Less: Interest charged to construction in progress	(21)	(22)	(18)
Interest earned on investments	(5)	(17)	(12)
	350	340	381

10. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes (PILs) differs from the amount that would have been recorded using the combined Canadian Federal and Ontario statutory income tax rate. A reconciliation between the statutory and effective tax rates is provided as follows:

Year ended December 31 (Canadian dollars in millions)	2001	2000	1999
Income before provision for PILs	641	585	569
PILs included in the transitional cost adjustment *(Note 7)*	-	-	87
Less: Income before provision for PILs for the period January 1 to March 31, 1999	-	-	(197)
Adjusted income before provision for PILs	641	585	459
Federal and Ontario statutory income tax rate	41.74%	43.95%	44.62%
Provision for PILs at statutory rate	268	257	205
Increase (decrease) resulting from:			
The application of the income taxes payable method to the regulated businesses:			
Net temporary differences:			
Capital cost allowance in excess of depreciation and amortization	(20)	(44)	(50)
Environmental expenditures	(10)	-	-
Interest capitalized for accounting purposes but deducted for tax purposes	(8)	(10)	(7)
Employee future benefits other than pension expense in excess of (lower than) cash payments	6	(4)	3
Charge for staff reduction program in excess of (lower than) cash payments	-	(23)	27
Other	14	8	-
Net temporary differences	(18)	(73)	(27)
Permanent differences:			
Large corporations tax	16	15	11
Other	1	8	5
Net permanent differences	17	23	16
Provision for PILs	267	207	194
Effective income tax rate	41.65%	35.38%	42.27%

Future income taxes relating to the regulated businesses have not been recorded in the accounts as they are expected to be recovered through future revenues. As at December 31, 2001, future income tax liabilities of $105 million (2000 - $80 million), based on substantively enacted income tax rates, have not been recorded. Hydro One was not subject to PILs prior to April 1, 1999.

11. FIXED ASSETS

December 31 (Canadian dollars in millions)	Fixed assets in service	Accumulated depreciation	Construction in progress	Total
2001				
Transmission	8,150	2,527	178	5,801
Distribution	4,134	1,486	53	2,701
Communication	443	214	39	268
Administration and service	608	354	79	333
	13,335	4,581	349	9,103
2000				
Transmission	7,968	2,493	144	5,619
Distribution	3,441	1,097	85	2,429
Communication	383	194	5	194
Administration and service	583	324	18	277
	12,375	4,108	252	8,519

Financing costs are capitalized on fixed assets under construction, including allowance for funds used during construction on regulated assets and interest on unregulated assets, and were $21 million in 2001 (2000 - $22 million; 1999 - $18 million).

Hydro One customer contributions are netted against the cost of the asset. Cumulative customer contributions in aid of construction received by Hydro One, net of amortization, except for Hydro One Brampton, were $45 million (2000 - $49 million) for transmission and $207 million (2000 - $215 million) for distribution. Hydro One's subsidiary, Hydro One Brampton, consistent with other Ontario municipal electricity utilities, records contributions in aid of construction received prior to January 1, 2000 within fixed assets on a gross basis and depreciates these amounts over the remaining service lives of the assets.

12. REGULATORY ASSETS AND LIABILITY

Regulatory assets and liabilities can arise as a result of the rate-making process. As described in Note 2, Hydro One has recorded the following regulatory assets and liability, which are presented net of accumulated amortization of $132 million (2000 - $84 million).

December 31(Canadian dollars in millions)	**2001**	**2000**
Regulatory assets:		
Employee future benefits other than pension	293	335
Environmental	195	-
Market Ready	25	17
Other	6	-
Total regulatory assets	519	352
Regulatory liability:		
Deferred pension	847	452
Total regulatory liability	847	452

Hydro One's total deferred Market Ready costs of $89 million (2000 - $42 million), include the above Market Ready regulatory asset of $25 million (2000 - $17 million), and $64 million (2000 - $25 million) in information systems costs currently classified as construction in process.

13. EMPLOYEE FUTURE BENEFITS

Hydro One established a contributory defined benefit pension plan covering all regular employees of Hydro One and its subsidiaries, except Hydro One Brampton, on January 1, 2000. Until that date, employees and pensioners continued to participate in the Ontario Electricity Financial Corporation Pension Plan (OEFC Pension Plan), formerly the Ontario Hydro Pension and Insurance Plan. The OEFC Pension Plan transferred assets and liabilities to the successor plans, including the pension plan of Hydro One, in 2001.

Employees of Hydro One Brampton participate in the Ontario Municipal Employees Retirement System (OMERS), a multi-employer public sector pension fund, which is a defined contribution plan. As Hydro One Brampton has been under a contribution holiday since August, 1998, no contributions have been made to the pension fund.

Effective January 1, 2000, Hydro One adopted the CICA's recommendations related to employee future benefits. The rate used to discount future pension benefits changed from a long-term average rate of return to a market-based interest rate. Hydro One has applied the recommendations retroactively but has not restated individual comparative periods. The cumulative effect of this adoption was a $211 million increase to the deferred pension asset and the regulatory liability.

Prior to January 1, 2002, Hydro One self-insured its workers' compensation liability. Effective January 1, 2002, the Company's status under the *Workplace Safety & Insurance Act, 1997* will change, and as a result Hydro One will be required to pay premiums to the Workplace Safety & Insurance Board. In connection with the change in employer status, the Company settled its outstanding workers' compensation liability in 2001.

Year ended December 31 (Canadian dollars in millions)	Pension 2001	Pension 2000	Employee Future Benefits other than Pension 2001	Employee Future Benefits other than Pension 2000
Change in accrued benefit obligation				
Accrued benefit obligation, January 1	3,804	3,690	547	434
Adjustment related to adoption of new standard[1]	-	(230)	-	-
Accrued benefit obligation, January 1, as adjusted	3,804	3,460	547	434
Past service costs from plan amendments	23	-	3	14
Current service cost	64	55	17	15
Interest cost	258	246	37	35
Benefits paid	(220)	(199)	(30)	(39)
Settlement of workers' compensation liability	-	-	(29)	-
Acquisitions of municipal electricity utilities	-	-	10	-
Net actuarial loss	237	242	132	85
Staff reduction program	-	-	-	3
Accrued benefit obligation, December 31	4,166	3,804	687	547
Change in plan assets				
Fair value of plan assets, January 1	4,407	4,296	-	-
Actual return on plan assets	(88)	301	-	-
Employer contributions	15	-	-	-
Employees' contributions	12	16	-	-
Benefits paid	(220)	(199)	-	-
Administrative expenses	(6)	(7)	-	-
Fair value of plan assets, December 31	4,120	4,407	-	-
Funded status				
(Unfunded benefit obligation) funded excess	(46)	603	(687)	(547)
Unamortized net actuarial losses	872	270	142	-
Unamortized past service costs	21	-	8	11
Deferred pension asset (accrued benefit liability)	847	873	(537)	(536)
Valuation allowance[2]	-	(421)	-	-
Deferred pension asset, net of valuation allowance (accrued benefit liability)	847	452	(537)	(536)
Less: current portion	-	-	27	27
Deferred pension asset, net of valuation allowance (long-term liability)	847	452	(510)	(509)

1 Includes past service costs from plan amendments of $63 million recognized on adoption of new standard.

2 The valuation allowance reduces the deferred pension asset to the maximum future benefit Hydro One expects to realize from the plan surplus.

	Pension			Employee Future Benefits Other than Pension		
Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Components of net periodic benefit cost						
Current service cost, net of employee contributions	49	39	58	17	15	16
Interest cost	258	246	215	37	35	29
Expected return on plan assets	(312)	(316)	(275)	-	-	-
Amortization of net actuarial losses (gains)	29	-	(19)	-	(2)	7
Amortization of past service costs	2	-	-	1	1	-
Staff reduction program	-	-	165	-	(4)	-
Change in valuation allowance	(421)	31	-	-	-	-
Adjustment due to transitional rate orders *(Note 2)*	-	-	(141)	-	-	-
Net periodic benefit cost	(395)[1]	-	3	55	45	52
Capitalized as part of the cost of fixed assets	-	-	1	22	21	22
Charged to operations	-	-	2	33	24	30
Effect of 1% increase in health care cost trends on:						
Accrued benefit obligation, December 31	-	-	-	72	54	35
Net periodic benefit cost	-	-	-	5	5	4
Effect of 1% decrease in health care Cost trends on:						
Accrued benefit obligation, December 31	-	-	-	(58)	(44)	(29)
Net periodic benefit cost	-	-	-	(4)	(4)	(3)
Significant assumptions						
Weighted-average discount rate	6.50%	6.75%	6.50%	6.66%	6.88%	7.38%
Rate of compensation scale escalation	3.50%	3.25%	3.50%	3.50%	3.25%	3.50%
Rate of return on plan assets	7.50%	7.75%	7.25%	-	-	-
Rate of cost of living increase	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Average remaining service life of employees (years)	12	14	11	12	14	11
Rate of increase in long-term medical costs[2]	-	-	-	4.50%	4.50%	4.50%
Rate of increase in dental costs[3]	-	-	-	3.50%	3.50%	3.50%

[1] Adjustment to regulatory liability of corresponding amount, therefore no impact on operations.

[2] 10.00% grading down to 4.5% after eight years (2000 – 9.00% grading down to 4.50% after five years; 1999 – 7.20% grading down to 4.50% after three years).

[3] 5.00% for five years, 3.5% thereafter (2000 – 3.50% per annum; 1999 – 3.50% per annum).

14. DEBT

December 31 (Canadian dollars in millions)	2001	2000
Short-term notes payable	410	130
Long-term debt		
Notes payable to OEFC	2,972	3,446
6.94% debentures due 2005	200	200
7.15% debentures due 2010	400	400
6.40% note due 2011	250	-
7.35% debentures due 2030	400	400
6.93% note due 2032	300	-
	4,522	4,446
Less: long-term debt payable within one year	443	474
Long-term debt	4,079	3,972

Short-term debt represents promissory notes issued pursuant to the Company's commercial paper program. The notes are denominated in Canadian dollars with varying maturities not exceeding 365 days and with a weighted-average interest rate of 2.16% (2000 - 5.75%).

The long-term debt is unsecured and denominated in Canadian dollars. Such debt is summarized by the number of years to maturity in the following table:

Years to Maturity	Principal Outstanding on Notes and Debentures *(Canadian dollars in millions)*	Principal Outstanding on Notes Payable to OEFC *(Canadian dollars in millions)*	Weighted-Average Interest Rate *(Percent)*
1 year	-	443	11.0
2 years	-	651	7.2
3 years	-	682	6.8
4 years	200	507	7.7
5 years	-	589	10.3
	200	2,872	8.4
6 – 10 years	650	100	7.6
Over 10 years	700	-	7.2
	1,550	2,972	8.0

Hydro One has committed and unused revolving credit agreements with a syndicate of banks in the amount of $500 million which matures in 2002 and $250 million which matures in 2005. If used, interest on the lines of credit would apply based on Canadian benchmark rates. These credit agreements support the Company's commercial paper program. As at December 31, 2001, the Company also had $108 million in letters of credit outstanding.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of all financial instruments, except long-term debt, approximate fair value. The fair value of long-term debt, based on year-end quoted market prices for same or similar debt of the same remaining maturities, is provided in the following table:

December 31 (Canadian dollars in millions)	**2001**		**2000**	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	4,522	4,956	4,446	4,873

Hydro One may enter into forward pay fixed interest rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed rate borrowing requirements. When the hedged borrowing occurs, Hydro One terminates the hedge either by terminating the interest rate swap or by entering into an offsetting swap agreement. As at December 31, 2001, offsetting interest swap agreements were outstanding with the same counter-party having notional principal amounts of $167 million (2000 - $nil) and a fair value of $nil. The swap agreements mature in 2011.

Hydro One's unregulated retail subsidiary, Ontario Hydro Energy, offers fixed-price full requirements electricity contracts to residential consumers in Ontario. The sales contracts have terms up to five years. Contracts signed to date will become effective on or shortly after May 1, 2002, the date of Open Access in Ontario. Under the rules of Open Access, Ontario Hydro Energy will be required to purchase the energy used each hour by its customers at a price equal to the hourly spot price in Ontario's wholesale electricity market. To hedge the exposure to spot prices, Ontario Hydro Energy enters into financial electricity swap agreements under which it pays the counter-party a fixed price per MWh and receives the Ontario spot price. At December 31, 2001, Ontario Hydro Energy had swap agreements with an aggregate notional amount of 906,000 MWh, at a fixed price ranging from $45 to $50 per MWh, through April 2007. Based on the Company's best estimate of forward electricity prices for Ontario, the fair value of the swaps is immaterial.

In addition, Ontario Hydro Energy has entered into a number of long-term gas purchase and transportation agreements in the normal course of business to supply its retail gas contracts. The annual commitments under the gas purchase contracts in each of the five years subsequent to December 31, 2001 are as follows: 2002 - $7 million; 2003 - $7 million; 2004 - $7 million; 2005 - $7 million; and 2006 - $6 million.

Financial assets create a risk that a counter-party will fail to discharge an obligation, causing a financial loss. As at December 31, 2001, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company's revenue is earned from a broad base of customers consistent with the revenue allocation agreement among the successor corporations. As a result, Hydro One did not earn a significant amount of revenue from any single customer. As at December 31, 2001, there were no significant balances of accounts receivable due from any single customer.

The Company will continue to use derivative instruments to manage interest rate risk and commodity price risk. Derivative financial instruments result in exposure to credit risk, since there is a risk of counter-party default. Hydro One monitors and minimizes credit risk through various techniques including dealing with highly-rated counter-parties, limiting total exposure levels with individual counter-parties and by entering into master agreements which enable net settlement.

16. ENVIRONMENTAL LIABILITIES

December 31 (Canadian dollars in millions)	**2001**
Environmental liabilities	174
Less: current portion	(16)
	158

Hydro One changed its accounting policy for environmental obligations on January 1, 2001 and recognized a liability for the present value of the estimated future expenditures to assess and remediate contaminated lands and to manage PCB contamination. As at January 1, 2001, the total estimated future expenditures, based on existing regulations, amounted to $95 million for land assessment and remediation and $170 million for PCB management. These amounts, expected to be incurred over the period 2001 to 2020 inclusive, were discounted using a 6.25% interest rate, resulting in an opening January 1, 2001 environmental obligation of $190 million. During 2001, expenditures of $26 million were charged to this provision and $10 million of interest was added resulting in a December 31, 2001 balance of $174 million. Hydro One's estimate of future environmental expenditures did not change during 2001.

There are uncertainties in estimating future environmental costs due to potential external events such as tightening regulations and advances in remediation technologies. Hydro One continuously reviews factors affecting its cost estimates as well as the environmental condition of its various properties. The costs for investigation or remediation of such properties may differ from currently estimated amounts depending on the results of such reviews.

Consolidated balance sheets for dates before 2001 have not been restated to reflect the new policy, as it was not in effect for rate purposes in earlier periods.

17. SHARE CAPITAL

Common and Preferred Shares

On March 31, 2000, the Company issued to the Province 12,920,000 5.5% cumulative preferred shares with a redemption value of $25.00 per share, and 99,990 common shares, bringing the total number of outstanding common shares to 100,000. The Company is authorized to issue an unlimited number of preferred and common shares. In December 2001, Hydro One and the Province reached an agreement to settle the $122 million account receivable as a post-closing adjustment through shareholder's equity (see Note 3). The adjustment to shareholder's equity has been applied as a reduction of common share equity. The Province is expected to pass a special resolution to reduce stated capital for legal purposes by $122 million effective December 31, 2001.

The preferred shares are entitled to an annual cumulative dividend of $18 million, which is payable on a quarterly basis. The preferred shares are redeemable at the option of the Province at a price of $25.00 per share plus any accrued and unpaid dividends if the Province sells a number of the Company's common shares which it owns to the public such that the Province's holdings are reduced to less than 50% of the Company's common shares. Hydro One may elect to pay all or part of this redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yields for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority to the common shares upon liquidation.

Dividends

Common dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, financial condition, cash requirements and other relevant factors such as industry practice and shareholder expectations.

In 2001, preferred dividends in the amount of $18 million (2000 - $31 million) and common dividends in the amount of $240 million (2000 - $371 million) were declared. Dividends declared during 2000 include $13 million in preferred dividends and $158 million in common dividends that were declared in respect of the nine months ended December 31, 1999.

Earnings per Share

Earnings per share is calculated as net income during the year, after cumulative preferred dividends, divided by the weighted-average number of common shares outstanding during the year. Earnings per share for 1999 and 2000 reflect the issuance of common shares on March 31, 2000.

18. RELATED PARTY TRANSACTIONS

Prior to April 1, 1999, Hydro One, Ontario Power Generation Inc. (OPG), the Electrical Safety Authority (ESA) and the Independent Market Operator (IMO) were, in effect, business units of Ontario Hydro. Upon the reorganization of Ontario Hydro, OPG, the ESA and the IMO became related parties of Hydro One because all of these entities are controlled by the Province.

Hydro One receives revenue for transmission services consistent with the revenue allocation agreement (see Note 2). Transmission revenue for 2001 includes $1,213 million (2000 - $1,182 million; 1999 - $1,164 million) related to these services.

Hydro One receives a portion of its distribution revenue consistent with the revenue allocation agreement that will terminate upon Open Access (see Note 2). Under this agreement, distribution revenue for 2001 includes $52 million related to these services (2000 - $59 million; 1999 - $106 million).

Hydro One also receives revenue related to the supply of electricity to the 19 remote northern communities consistent with the revenue allocation agreement (see Note 2). Distribution revenue for the year ended December 31, 2001 includes $21 million (2000 - $17 million; 1999 - $15 million) related to these services.

Hydro One receives amounts for rural rate protection from customer revenue collected by the IMO (the Province prior to April 1, 1999) (see Note 2). Distribution revenue for 2001 includes $127 million (2000 - $127 million; 1999 - $127 million) related to this program, of which $5 million (2000 - $7 million; 1999 - $7 million) was paid to municipal electricity utilities in respect of annexation agreements.

Hydro One purchased power from OPG in the amount of $1,265 million in 2001 (2000 - $857 million; 1999 - $900 million). Hydro One has also entered into electricity swaps with OPG to pay a fixed rate and to receive a variable rate on a total notional volume of 906,000 MWh for a term of 5 years, commencing on the date of Open Access.

Hydro One has several service level agreements with the other successor corporations, primarily OPG. These services include field and engineering, logistics, corporate, telecommunication and information technology services. Revenues related to the provision of services to the other successor corporations and operation, maintenance and administration costs related to the purchase of services from the other successor corporations are summarized in the following table:

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Revenues			
Transmission	16	61	58
Distribution	7	3	6
	23	64	64
Operation, Maintenance and Administration			
Transmission	3	15	32
Distribution	1	3	15
	4	18	47

As at December 31, 2001, long-term debt in the amount of $2,972 million (2000 - $3,446 million) was due to OEFC. Financing charges for 2001, include interest expense on this debt in the amount of $288 million (2000 - $330 million; 1999 - $411 million). Allocated debt for the period prior to April 1, 1999 included bonds and notes payable to the Province as well as to unrelated parties. In respect of the allocated debt, Hydro One paid a debt guarantee fee to the Province. Since April 1, 1999, the Province has not guaranteed Hydro One's debt, and accordingly, the provincial debt guarantee fee is no longer incurred.

Provision for payments in lieu of corporate taxes were paid or payable to OEFC and dividends were paid or payable to the Province (see Note 2).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (Canadian dollars in millions)	**2001**	**2000**
Accounts receivable	119	144
Accounts payable and accrued charges	(167)	(157)

Included in accounts payable and accrued charges are amounts owing to OPG in respect of power purchases for $167 million (2000 - $81 million).

19. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the consolidated statements of cash flows, balance sheet item "bank indebtedness" has been netted against "cash and cash equivalents."

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Accounts receivable (increase) decrease	(149)	25	(16)
Materials and supplies decrease (increase)	9	16	(16)
Accounts payable and accrued charges increase (decrease)	334	(46)	128
Accrued interest (decrease) increase	(7)	(8)	78
Long-term accounts payable and accrued charges increase (decrease)	3	6	(72)
Employee future benefits other than pension increase	1	13	36
Other	(3)	17	(20)
	188	23	118
Supplementary information:			
Interest paid	383	384	324
Payments in lieu of corporate income taxes	241	213	169

20. CONTINGENCIES

Legal proceedings

As a result of Hydro One's acquisition of certain transmission, distribution and energy services assets, liabilities, rights and obligations of Ontario Hydro, Hydro One has succeeded Ontario Hydro as a party in a number of legal proceedings. In 1995, Torcom Communications Inc. (Torcom) named Ontario Hydro as one of several defendants in a suit seeking damages of $150 million, as well as specific performance of certain agreements and interim injunctive relief. Torcom had sought to purchase certain telecommunication devices belonging to a bankrupt company from the court-appointed receiver. The devices had been installed on Ontario Hydro property under license to the original owner. Torcom claims that it reached an agreement with Ontario Hydro for the continued placement of the devices on Ontario Hydro property. Torcom alleges Ontario Hydro breached this contract and interfered with its efforts to purchase the devices from the receiver. There has been little activity on the case since 1995, when Ontario Hydro served a demand to particularize the allegations against it. Ontario Hydro did not receive a reply to its demand for particulars and has not yet served a statement of defense. Hydro One believes that there are strong defenses to the plaintiff's claims against Ontario Hydro and that it is unlikely that the outcome of the litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

Hydro One is one of many defendants in a suit in the Superior Court of Justice commenced on October 18, 1995, asserting aboriginal title to certain land within the City of Sarnia. The plaintiff, The Chippewas of Sarnia Band, alleges that the land was not properly surrendered before a Crown Patent was issued in 1853 and therefore subsequent owners who took possession under the Crown Patent do not possess valid title. Hydro One maintains transmission line facilities on portions of the disputed land. Hydro One cannot estimate the costs that might result from an adverse decision. On April 30, 1999, summary judgement was granted, dismissing the action against Ontario Hydro and certain defendants. On May 27, 1999, the plaintiff appealed the summary judgement order to the Court of Appeal for Ontario. Further, several defendants have also appealed the summary judgement order and others, including Hydro One, have filed cross-appeals. The appeals were argued in June 2000. The Court of Appeal decision rendered December 21, 2000 dismissed the plaintiffs' appeal and granted the appeals of the other parties. The plaintiff filed a motion for leave to appeal to the Supreme Court of Canada. On November 8, 2001, the Supreme Court of Canada dismissed the leave to appeal application with costs, thereby affirming the Court of Appeal decision. On December 18, 2001, the plaintiff brought a motion for reconsideration of the leave to appeal decision and seeks a reversal of the denial of the leave application or an order for an oral hearing of the leave to appeal application. Such orders are rare and made only in exceptional circumstances. Hydro One believes that it is unlikely that the outcome of this litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

On March 29, 1999, the Whitesand First Nation Band commenced an action in the Ontario Court (General Division), naming as defendants the Province, the Attorney General of Canada, Ontario Hydro, OEFC, OPG and the Company. On May 24, 2001, the Whitesand First Nation Band issued an almost identical claim against the same parties. The reason for the second claim is the procedural defence of the Province that proper notice of the first claim was not given under the *Proceedings Against the Crown Act* (Ontario). These actions seek declaratory relief, injunctive relief and damages in an unspecified amount. The Whitesand Band alleges that since at least the first half of the twentieth century, Ontario Hydro has erected dams, generating stations and other facilities within or affecting the band's traditional lands and that those facilities have caused damage to band members and the lands, including substantial flooding and erosion. The Whitesand Band also claims treaty rights to a share of the profits arising from the activities of these Ontario Hydro facilities, an entitlement to increases in annuity payments established by treaty and compensation for costs incurred in the course of prior negotiations of band grievances with Ontario Hydro. The Whitesand Band asserts multiple causes of action, including trespass, breach of fiduciary duty, nuisance and negligence. To date, Hydro One has not filed a defence. The Company has requested particulars of the claims as have the other defendants. Following receipt, Hydro One will be filing a defence. The claims relating to activities of Ontario Hydro (i.e., flooding) are the matters for which OPG would have responsibility pursuant to Transfer Orders under the *Electricity Act, 1998*. Hydro One believes that it is unlikely that the outcome of this litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

Transfer of Assets

On April 1, 1999, in connection with the acquisition of its operations, Hydro One acquired and assumed assets, liabilities, rights and obligations of Ontario Hydro's electricity transmission, distribution and energy services businesses, except for certain transmission, distribution and other assets located on lands held for bands or bodies of Indians under the *Indian Act* (Canada). Transfer of title to these assets did not occur because authorizations originally granted by the Minister of Indian Affairs and Northern Development (Canada) for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases, because the authorizations had either expired or had never been properly issued. Hydro One manages these assets, which are currently owned by OEFC.

Hydro One has commenced negotiations with the relevant Indian bands and bodies to obtain the authorizations and consents necessary to complete the transfer of these transmission, distribution and other assets. Hydro One cannot predict the aggregate amount that it may have to pay to obtain the required authorizations and consents. Hydro One expects to pay more than $850,000 per year, which was the amount previously paid to these Indian bands and bodies by Ontario Hydro and which was the total amount of allowed costs in the transitional rate orders. If after taking all reasonable steps, Hydro One cannot otherwise obtain the authorizations and consents from the Indian bands and bodies, OEFC will continue to hold these assets for an indefinite period of time. Alternatively, Hydro One may have to relocate these assets from the Indian lands to other locations at a cost that could be substantial, or, in a limited number of cases, to abandon a line and replace it with diesel generation facilities. In such cases, Hydro One would apply to the OEB to recover these costs in future rate orders.

21. OPERATING LEASE COMMITMENTS

The future minimum lease payments under operating leases for each of the five years subsequent to December 31, 2001 and in total thereafter are as follows: 2002 - $19 million: 2003 - $15 million; 2004 - $13 million; 2005 - $7 million; 2006 - $6 million; and thereafter - $6 million.

22. SEGMENT REPORTING

Hydro One has three reportable segments:

I. The transmission business, which comprises the core business of providing transportation and connection services and is responsible for transmitting electricity throughout the Ontario electricity grid;
II. The distribution business, which comprises the core business of delivering and selling electricity to customers; and
III. An "other" segment primarily consisting of energy services, telecom, head office and the results of Ontario Hydro International.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2). Segment information on the above basis is as follows:

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Transmission			
Revenues	1,259	1,260	1,237
Operation, maintenance and administration	354	433	423
Depreciation and amortization	219	198	179
Segment profit before transitional cost adjustment, Provincial debt guarantee fee and financing charges	686	629	635
Distribution			
Revenues	2,158	1,703	1,793
Operation, maintenance and administration	391	388	382
Purchased power	1,265	857	900
Depreciation and amortization	163	143	152
Segment profit before transitional cost adjustment, Provincial debt guarantee fee and financing charges	339	315	359
Other			
Revenues	49	32	95
Operation, maintenance and administration	79	42	58
Purchased power	2	2	39
Depreciation and amortization	2	7	11
Segment (loss) before transitional cost adjustment, Provincial debt guarantee fee and financing charges	(34)	(19)	(13)
Capital expenditures			
Transmission	274	280	327
Distribution	715	175	186
Other	45	14	16
	1,034	469	529

December 31 (Canadian dollars in millions)	**2001**	**2000**
Total assets		
Transmission	6,693	6,477
Distribution	4,416	3,434
Other	122	86
	11,231	9,997

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada, except for the operations of Ontario Hydro International prior to 2000 (see Note 8).

23. SUBSEQUENT EVENT

Effective March 1, 2002, the Company will transfer to Cap Gemini Ernst & Young approximately 900 employees currently involved in Hydro One information technology and various other business processes. This initiative enables Hydro One to focus on its core transmission and distribution businesses and turn to competitive external service providers for other services.

Cap Gemini Ernst & Young will offer services to Hydro One through a new entity, Inergi LP (Inergi). In connection with this initiative, Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a 10-year period. The initial service level price initially ranges between $90 million and $130 million per year, subject to external benchmarking every three years to ensure Hydro One is receiving a defined competitive and continuously improved price.

24. COMPARATIVE FIGURES

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the December 31, 2001 Consolidated Financial Statements.

25. RECONCILIATION TO U.S. GAAP

The Consolidated Financial Statements of Hydro One have been prepared in accordance with Canadian GAAP, which conforms in most respects to U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, certain of the Company's accounting policies differ from those that would be followed by enterprises operating in a non-rate-regulated environment.

The material differences between Canadian GAAP, as used in the preparation of these Consolidated Financial Statements, and U.S. GAAP, are summarized below.

Consolidated Statements of Operations

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Net income	374	378	375
Adjustments increase (decrease):			
Employee future benefits other than pension (a)	(2)	(6)	8
Staff reduction charges (b)	-	(60)	45
Corporate write-offs (c)	(2)	(2)	(24)
Net income and comprehensive income (U.S. GAAP)	370	310	404
Retained earnings, opening	200	292	-
Dividends	(258)	(402)	-
Excess of assets over liabilities, March 31, 1999	-	-	(2,870)
Excess of assets over liabilities, opening (U.S. GAAP)	-	-	2,758
Excess of assets over liabilities, closing (U.S. GAAP)	-	-	-
Retained earnings, December 31 (U.S. GAAP)	312	200	292

Consolidated Balance Sheets

December 31 (Canadian dollars in millions)	2001	2000
Assets: increase (decrease)		
Fixed assets in service (a),(c)	19	24
Regulatory assets – environmental (d)	-	190
Regulatory assets – deferred tax (e)	118	97
Liabilities: (increase) decrease		
Accounts payable and accrued charges (c)	8	8
Employee future benefits other than pension (a)	(4)	(11)
Environment liabilities (d)	-	(190)
Deferred tax liability (e)	(118)	(97)
	23	21

(a) Employee Future Benefits Other than Pension

Under U.S. GAAP, actuarial gains or losses are immediately recognized in results of operations. Under Canadian GAAP, such amounts can be deferred and amortized over the average remaining service period of active employees. Under U.S. GAAP, liabilities for other post employment benefits (OPEB) at December 31, 2001 and 2001 OPEB cost would have been $4 million higher due to the immediate recognition of the actuarial loss (2000 - $11 million higher; 1999 - $13 million lower due to a gain) resulting from a change in the current market settlement rate at December 31. Of this, $2 million would have been charged to the results of operations (2000 - $6 million charged; 1999 - $8 million credited) and $2 million would have been capitalized (2000 - $5 million capitalized; 1999 - $5 million credited to) as part of the cost of fixed assets.

(b) Staff Reduction Charges

Under Canadian GAAP prior to January 1, 2000, costs relating to staff reduction programs were recognized at the time management approved such reductions and the costs could be reasonably estimated. Under U.S. GAAP, the cost of staff reduction programs can not be recognized unless the program meets specific additional criteria and, for a voluntary retirement programs, if the employees actually accept an offer of early retirement.

Ontario Hydro provisions for staff reduction costs in the amount of $15 million were allocated to Hydro One on April 1, 1999, against which actual staff reduction expenditures of $1 million were incurred during 1999. Hydro One reversed the remaining provision of $14 million as a credit to results of operations in 1999. Under U.S. GAAP, the original provision and its subsequent reversal would not have been recorded and the actual expenditures incurred would have been charged to the results of operations during 1998 and 1999.

During 1999, Hydro One recorded a new provision for voluntary staff reduction costs in the amount of $60 million and in 2000, Hydro One reversed $5 million of this provision as a credit to the results of operations. Under U.S. GAAP, the original provision would not have been recorded in 1999. Instead, a provision for $55 million would have been recorded in 2000 as employees actually accepted the early retirement offer. Therefore, U.S. GAAP income would have been lower in 2000 by $60 million due to a combination of the $55 million staff reduction provision and the absence of the $5 million credit resulting from the 2000 reversal of a portion of the provision recognized under Canadian GAAP in 1999.

(c) Corporate Write-offs

In 1997, Ontario Hydro recorded a $33 million expense related to the future disposal of certain field operation centres, consisting of a $25 million write-down of fixed assets and a $8 million provision for non-discretionary post-occupancy costs. Under U.S. GAAP, the fixed assets would have remained on the balance sheet as assets held for future use and would have continued to be depreciated at $2 million per year. In addition, the provision for non-discretionary post-occupancy costs would not have been recorded.

In 1993, Ontario Hydro recorded a real estate provision in the amount of $22 million, which was reversed by Hydro One as a credit to results of operations in 1999. Under U.S. GAAP, the provision and its subsequent reversal would not have been recorded.

(d) Environmental Costs

As a result of the January 1, 2001 change in accounting policy, Hydro One was in compliance with U.S. GAAP throughout 2001. However, prior to January 1, 2001, it was Hydro One's policy to expense the costs to settle past environmental damage as those costs were incurred. That policy was also the basis on which the Company's transmission and distribution rates were set. For U.S. GAAP purposes, a discounted liability and regulatory asset of $190 million would have existed as at December 31, 2000, equal to the opening January 1, 2001 balances under Canadian GAAP (see Notes 12 and 16).

(e) Deferred Income Taxes

For a rate regulated enterprise, U.S. GAAP requires the reporting and display of deferred income tax liabilities and assets on the balance sheet. To the extent that the deferred income taxes are expected to be included in the approved rates charged to customers in the future, the Company would record a regulatory asset. The amount of deferred taxes reported for U.S. GAAP, determined on the basis of enacted income tax rates, is based on information included in Note 10.

(f) Acquisitions of Municipal Electricity Utilities

As set forth in Note 4 to the Consolidated Financial Statements, Hydro One acquired a number of municipal electricity utilities during the year. Under U.S. GAAP, the Company is required to disclose, as supplemental information, the results of operations as though the acquisitions had occurred at the beginning of the preceding period. The unaudited pro forma results of operations of the Company for the years ended December 31, 2001 and 2000, assuming that the acquisitions of municipal electricity utilities had been consummated as of January 1, 2000, are as follows:

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**
Revenues	3,720	3,496
Net income	356	347

(g) Proportionate Consolidation of Joint Ventures

Under Canadian GAAP, Hydro One accounted for its indirect investment in Ontario Quinta using the proportionate consolidation method. Under U.S. GAAP, Hydro One's indirect investment in Ontario Quinta would have been accounted for using the equity method. However, U.S. securities regulations allow Hydro One to omit from the U.S. GAAP reconciliation the differences resulting from the use of the proportionate consolidation method.

The following table summarizes the effects on the results of operations and financial position of using proportionate consolidation to account for the Ontario Quinta investment for the period prior to the sale. The effect on net income was equal to that which would have been obtained under the equity method.

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**
Revenues	-	-	69
Operation, maintenance and administration	-	-	24
Purchased power	-	-	37
Depreciation and amortization	-	-	4
Financing charges	-	-	-
Net income	-	-	4

(h) Transitional Cost Adjustment

As set forth in Note 7 to the Consolidated Financial Statements, the Company recorded a transitional cost adjustment in the first three months of 1999. Under U.S. GAAP, the transitional cost adjustment would not be recognized as a specific cost line item in the first three months of 1999. Instead, under U.S. GAAP, the transitional cost adjustment would have been netted against revenue.

(i) Statement of Cash Flows

Under U.S. GAAP, bank indebtedness is not included in deriving cash and cash equivalents for purposes of the statement of cash flows. Bank indebtedness is classified as a financing activity.

(j) Derivative Instruments and Hedging Activities

The Company's interest rate and electricity swap contracts (see Note 15) are derivative financial instruments as defined in Statement of Financial Accounting Standard (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The interest rate swaps would be accounted for under SFAS No. 133 as cash flow hedges of forecast borrowings. To the extent the swap contracts are effective hedges, changes in fair value would be reported in Other Comprehensive Income (OCI) and transferred to results of operations when interest on the hedged borrowings is recognized. In addition, premiums or discounts recorded when Hydro One terminates hedges related to future borrowing requirements, would be reported in OCI and transferred to results of operations when interest on the hedged borrowings is recognized. The fair value of the interest rate swaps as at December 31, 2001 was nil and the premium received of $2.2 million was immaterial and, therefore, there would be no material effect on results of operations or financial position as a result of applying SFAS No. 133.

Under SFAS No.133, the electricity swaps would be reported at fair value in the consolidated balance sheet. They would be accounted for as cash flow hedges of forecast spot purchases of electricity required to satisfy the Company's retail sales contracts. To the extent the swap contracts are effective hedges, changes in fair value would be reported in OCI and transferred to results of operations when the hedged purchases are recognized. The fair value of the electricity swaps as at December 31, 2001 was immaterial and, therefore, there would be no material effect on results of operations or financial position as a result of applying SFAS No. 133.

(k) Future Accounting Pronouncements

On June 30, 2001, the Financial Accounting Standard Board (FASB) issued SFAS 141, *Business Combinations*, which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, it requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. On July 1, 2001, Hydro One adopted CICA Section 1580, *Business Combinations*, which is consistent with SFAS 141. There is no material impact on the Company's results of operations and financial position as a result of adopting these standards.

On June 30, 2001, the FASB issued SFAS 142, *Goodwill and Other Intangible Assets*, which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Hydro One will adopt CICA Section 3062, *Goodwill and Other Intangible Assets*, on January 1, 2002, which is consistent with SFAS 142. Application of the non-amortization provisions is not expected to result in a material increase in net income. During 2002, the Company will perform the first of the required impairment tests as of January 1, 2002, and does not expect that the results from these tests will result in any material impact on the results of operations and financial position of the Company.

On June 30, 2001, the FASB approved SFAS 143, *Accounting for Asset Retirement Obligation,* for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be increased for interest accretion, with a charge to the statement of operations, until the obligation is settled. Regulated enterprises may recognize a regulated asset or liability for differences in timing of recognition of costs for accounting and rate making purposes. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The potential impact of adopting SFAS 143 is not yet determinable, but may be material.

On October 3, 2001, the FASB approved SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions*, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after beginning after December 15, 2001. The impact of adopting SFAS 144 is not expected to be material.

HYDRO ONE INC.
FIVE-YEAR[1] SUMMARY OF FINANCIAL AND OPERATING STATISTICS

Year ended December 31 (Canadian dollars in millions)	2001	2000	1999	1998	1997
Statement of operations data					
Revenues	3,466	2,995	3,125	3,048	3,099
Costs					
Operation, maintenance and administration[2]	824	863	863	723	706
Purchased power	1,267	859	939	1,165	1,250
Depreciation and amortization	384	348	342	300	302
Transitional cost adjustment[3]	-	-	55	-	-
Provincial debt guarantee fee[4]	-	-	8	31	32
Deferred pension asset[5]	-	-	-	(204)	-
	2,475	2,070	2,207	2,015	2,290
Other income					
Gain on sale of investment[6]	-	-	32	-	-
Income before financing charges and provision for payments in lieu of corporate income taxes	991	925	950	1,033	809
Financing charges	350	340	381	559	584
Income before provision for payments in lieu of corporate income taxes	641	585	569	474	225
Provision for payments in lieu of corporate income taxes[7]	267	207	194	-	-
Net income	374	378	375	474	225
Basic and fully diluted earnings per common share *(Canadian dollars)*	3,562	3,182	-	-	-

1 The results of operations and financial positions prior to April 1, 1999 may have been different if Hydro One had been a stand-alone corporation with its own management and capital structure, rather than a business unit of Ontario Hydro.

2 Operation, maintenance and administration for 1999 includes a net charge of $24 million for a staff reduction program and the reversal of certain provisions. In 1997, Ontario Hydro's Board of Directors approved a charge in the amount of $79 million related to field operation centres, certain cost of programs, the consolidation of facilities and planned employee reductions.

3 The transitional cost adjustment was a one-time charge related to the first three months of 1999 (see Note 7).

4 The provincial debt guarantee fee was an annual fee equal to one-half of one percent (0.5%) of the total debt guaranteed by the Province outstanding as of the preceding December 31. This fee was eliminated effective April 1, 1999 (see Note 18).

5 The provisions of the *Electricity Act, 1998,* allow Hydro One to reduce employer contributions to the pension plan to the extent permitted under the *Pension Benefits Act* (Ontario), effective April 1, 1998. As a result, the deferred pension asset was increased by $204 million with a corresponding credit to 1998 operations.

6 The gain on sale of investment relates to the sale of the Company's 25% equity interest in Ontario Quinta (see Note 8).

7 As of April 1, 1999, Hydro One is required to make payments in lieu of corporate taxes (see Notes 2 and 10).

HYDRO ONE INC.
FIVE-YEAR[1] SUMMARY OF FINANCIAL AND OPERATING STATISTICS (continued)

Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**1999**	**1998**	**1997**
Financial position data					
Total assets	11,231	9,997	10,090	9,435	9,059
Other financial data					
EBITDA[8]	1,375	1,273	1,292	1,333	1,111
Capital expenditures:					
Transmission	274	280	327	171	176
Distribution	715	175	186	188	126
Other	45	14	16	35	22
Ratios					
Net asset coverage on long-term debt[9]	1.88	1.90	1.83	1.43	1.37
Earnings coverage ratio[10]	2.53	2.37	2.19	1.82	1.37
U.S. GAAP (Canadian dollars)					
Net income and comprehensive income	370	310	404	446	272
Retained earnings	312	200	292	-	-
Earnings coverage ratio[10]	2.52	2.20	2.26	1.77	1.45
Operating statistics					
Transmission:					
Units transmitted (TWh)	146.9	146.9	144.1	143.0	144.8
System peak demand (MW)	25,269	23,428	23,435	22,443	22,197
Total transmission lines (kilometres)	28,387	28,490	28,889	29,066	29,080
Distribution:					
Units distributed (TWh)	21.3	17.6	18.1	18.3	18.8
Total distribution lines (kilometres)	122,399	113,880	113,400	116,947	119,182
Customers[11]	1,193,089	957,474	933,990	977,835	973,439
Total employees	4,815	4,468	5,632	5,221	5,222

8 EBITDA represents income before financing charges, provision for payments in lieu of corporate income taxes, depreciation and amortization and does not include financing income.

9 Net asset coverage on long-term debt is calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt including current portion.

10 The earnings coverage ratio has been calculated as the sum of net income, gross interest expensed (which excludes capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of gross interest plus cumulative preferred dividends. On March 31, 2000, preferred dividends of $13 million were declared in respect of the nine months ended December 31, 1999. As a result, the earnings coverage ratio would have been 2.30 in 2000 (U.S. GAAP – 2.13) and 2.26 in 1999 (U.S. GAAP – 2.33) on the basis of dividends declared.

11 As of April 1, 1999, Hydro One served approximately 934,000 retail customers. The reduction over years prior to 1999 was a result of statutory annexations under the *Power Corporation Act* of a small portion of facilities by several municipal electricity utilities. Subsequent increases reflect the acquisitions of municipal electricity utilities.